KBL Merger Corp. IV

527 Stanton Christiana Road

Newark, DE 19713

May 23, 2017

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russell Mancuso

Re:	KBL Merger Corp. IV

Amendment No. 1 to Registration Statement on Form S-1

Filed May 17, 2017

File No. 333-217475

Dear Mr. Mancuso:

On behalf of KBL Merger Corp. IV, a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2017, regarding Amendment No. 1 to the Form S-1 filed with the Commission on April 26, 2017 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Transfer of Founder Shares and Private Placement Units, page 104

1.	Please tell us which section of which exhibit requires transferees to be bound by the provisions that you mention in your revisions made in response to prior comment 8. Also, from those revisions, it appears that your securities could be transferred in accordance with your sponsor's LLC agreement or in connection with a liquidation, and the agreements regarding voting, the trust account, and liquidation distributions would not apply to the transferees. If so, please clearly explain in your risk factors and highlight the risk in your prospectus summary.

Please be advised that Section 7(c) of Exhibit 10.2 requires transferees to be bound by the provisions mentioned in prior comment 8. In response to the Staff’s comment, we have revised the disclosure on pages 104 and 105 of the Registration Statement to remove the old reference to (h) since that already constitutes a release from restriction of transfer pursuant to clause (y) in the same paragraph. In addition, we added a new clause (g), pursuant to which the holders may transfer shares back to the Company for no value for cancellation. We have made the corresponding adjustments to Section 7(c) of the Letter Agreement attached as Exhibit 10.2 to the Registration Statement. In light of the changes described herein, we do not believe a separate risk factor is required.

Exhibit 1.1

2.	The contingency in paragraph 4.7 of exhibit 1.1 appears to create an offering that is other than a firm commitment. We also note the related representations in paragraph 2.21.2. It is unclear whether the underwriters will be collecting funds prior to that contingency being satisfied. If so, please tell us whether the underwriters will comply with Rule 15c2-4. Also, provide us your analysis supporting your conclusion that Rule 419 is not applicable to this offering; see Release 33-7024 (October 25, 1993).

In response to the Staff’s comment, we have deleted paragraph 4.7 of Exhibit 1.1 and have clarified in the opening sentence of Section 4 that the portion of paragraph 2.21.2 that pertains to the underwriters’ consummation of the purchase of their share of the Placement Units is not a closing condition. The revised version of the Underwriting Agreement is being filed as an exhibit to the Registration Statement. With regard to Rule 419, the Company will be required to file a Form 8-K, promptly after the closing of the offering, which will contain an audited balance sheet reflecting net tangible assets upon successful completion of the offering in excess of $5,000,000. The Company will therefore be exempt from Rule 419.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Marlene Krauss
Marlene Krauss

cc:	Ellenoff Grossman & Schole LLP
Holland & Knight LLP